Pricing Supplement No Euro H005     Dated 04/01/98         Rule 424(b)(2)
(To Prospectus dated December 1, 1997 and                  File No. 333-38931
Prospectus Supplement dated December 5, 1997)
				This Pricing Supplement consists of 6 page(s)
SALOMON SMITH BARNEY HOLDINGS INC.
Medium-Term Notes, Series H
(Bearer Notes)
Due More Than Nine Months from Date of Issue
Principal Amount or Face Amount:  50,000,000,000 Italian Lira(ITL)
Issue Price:     100.00%
Proceeds to Company on original issuance:  ITL 50,000,000,000
Commission or Discount on original issuance:  USD 97,222
Salomon Brothers International Limited's capacity on original issuance:
       |X|  As agent      | |  As principal
    If as principal
       | |  The Bearer Notes are being offered at varying prices related
	    to prevailing market prices at the time of resale.
       | |  The Bearer Notes are being offered at a fixed initial public
	    offering price of  % of Principal Amount or Face Amount.
Original Issue Date:  04/02/98
Stated Maturity:  04/02/2003
Specified Currency:  ITL
    (If other than U.S. Dollars)
Authorized Denominations:  ITL 100,000,000
    (If other than as set forth in the Prospectus Supplement)
Interest Payment Dates: 2nd of April and October, commencing October 2, 1998.
    Accrue to Pay:  | | Yes  |X| No
Indexed Principal Note:   | |  Yes (See Attached)   |X|  No
Type of Interest on Note: | | Fixed Rate   | | Floating Rate   |X| Indexed Rate
								 (See Attached)
Interest Rate (Fixed Rate Notes): N.A.
Initial Interest Rate (Floating Rate Notes): 7.00%

    Base Rate: | | CD Rate | | Commercial Paper Rate  | | Federal Funds Rate
	   | | LIBOR Telerate   | | LIBOR Reuters | | Treasury Rate
	   | | Treasury Rate Constant Maturity    |X| Other (See Attached)
Calculation Agent (If other than Citibank):   | | Salomon Brothers
					      |X| Other  (See Attached)
Computation of Interest:  |X| 30 over 360       | | Actual over Actual
			  | | Actual over 360   | | Other (See Attached)
    (If other than as set forth in the Prospectus Supplement)
Interest Reset Dates:  2nd of April and October, commencing April 2, 2000.
Rate Determination Dates:  See attached
    (If other than as set forth in the Prospectus Supplement)
Index Maturity: N.A.
Spread (+/-): N.A.
Spread Multiplier: N.A.
Change in Spread, Spread Multiplier or Fixed Interest Rate prior to
    Stated Maturity:   |X| Yes (See Attached)  | | No
Maximum Interest Rate:  N.A.
Minimimum Interest Rate: 0.00%
Amortizing Note:   | |  Yes  (See Attached)   |X|  No
Optional Redemption:   | |  Yes   |X|  No
   Optional Redemption Dates:
   Redemption Prices:
   Redemption: | | In whole only and not in part | | May be in whole or in part
Optional Repayment:       | |  Yes     |X|  No
	Optional Repayment Dates:
	Optional Repayment Prices:
Discount Note:   | |  Yes   |X|  No
	Total Amount of OID:
	Yield to Maturity:
Listed on Luxembourg Stock Exchange:  |X| Yes     | | No
Common Code:    008549885
ISIN:   XS0085498854
Cusip:  99315W9U7

Pricing Supplement No. Euro H005 dated April 1, 1998
(to Prospectus dated December 1, 1997 and
Prospectus Supplement dated December 5, 1997)

		      DESCRIPTION OF THE NOTES

GENERAL

      The description in this Pricing Supplement of the particular terms of the Bearer Note offered hereby (the "Note") supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the Bearer Notes set forth in the accompanying Prospectus and Prospectus Supplement, to which descriptions reference is hereby made. The Note offered hereby is an Indexed Rate Note, as described under "Description of Bearer Notes" in the accompanying Prospectus Supplement, to which description reference is hereby made.

RISK FACTORS

      The Note is an Indexed Rate Note. As explained more fully below under "Interest--Indexed Interest", during each Interest Reset Period during the period from April 2, 2000 to Stated Maturity, the rate of interest payable on the Note is linked to the amount (if any) by which 3 Month ITL LIBOR exceeds 3 Month GBP LIBOR (each as defined below) for the relevant Interest Reset Period and will decline as the difference between the two LIBOR rates decreases (and will decline further if 3 Month GBP LIBOR exceeds 3 Month ITL LIBOR), provided, however, that in no event will the interest rate for any such period be less than 0.00%. HOLDERS OF THE NOTE SHOULD BE PREPARED NOT TO EARN ANY INTEREST ON THEIR PRINCIPAL DURING THE PERIOD FROM APRIL 2, 2000 THROUGH STATED MATURITY.

DEFINITIONS

      "Business Day" means any day, other than a Saturday or a Sunday, that is not a day on which banking institutions are authorized or required by law or regulation to be closed in (i) New York, New York, (ii) London, England or (iii) Milan, Italy.

      "London Business Day" means any day, other than a Saturday or a Sunday, that is not a day on which banking institutions are authorized or required by law or regulation to be closed in London, England.

      "3 Month ITL LIBOR" for each relevant Interest Reset Period will be determined by the Calculation Agent as follows:

	   (i) On the second London Business Day prior to the Interest Reset Date for any such Interest Reset Period (a "LIBOR Determination Date"), the Calculation Agent will determine the offered rates for deposits in Italian Lira for a period of three months commencing on such Interest Reset Date, which appear at approximately 11:00 a.m., London time on such LIBOR Determination Date on the display designated as page


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


      "3740" on the Dow Jones Markets Service (or such other page or service as may replace such page or service for the purpose of displaying the London interbank offered rates of major banks), and 3 Month ITL LIBOR for such Interest Reset Period will be the relevant offered rate as determined by the Calculation Agent.

	   (ii) If 3 Month ITL LIBOR cannot be determined as above on such LIBOR Determination Date and the circumstances set forth in clause (iii) below do not apply, the Calculation Agent will request the principal London offices of each of four major banks in the London interbank market selected by the Calculation Agent to provide the Calculation Agent with its offered quotations for deposits in Italian Lire for a period of three months commencing on such Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such LIBOR Determination Date and in a principal amount equal to an amount of not less than U.S.$1,000,000 or the approximate equivalent thereof in Italian Lira that is representative of a single transaction in such market at such time. If at least two such quotations are provided, "3
      Month ITL LIBOR" for such Interest Reset Period will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, "3 Month ITL LIBOR" for such Interest Reset Period will be the arithmetic mean of rates quoted by three major banks in Milan, Italy selected by the Calculation Agent at approximately 11:00 a.m., London time, on such LIBOR Determination Date for loans in Italian Lira to leading European banks for the period of three months, commencing on such Interest Reset Date, and in a principal amount equal to an amount of not less than U.S.$1,000,000 or the approximate equivalent thereof in Italian Lira that is representative of a single transaction in such market at such time; provided, however, that if fewer than three banks selected as aforesaid by such Calculation Agent are quoting rates as mentioned in this sentence, "3 Month ITL LIBOR" for such Interest Reset
      Period will be the same as 3 Month ITL LIBOR for the immediately preceding Interest Reset Period (or, if there was no such Interest Reset Period, the Initial Interest
      Rate).

	   (iii) If, however, the Calculation Agent determines that none of the quotations referred to in clauses (i) or
      (ii) above are available on the relevant LIBOR Determination Date as a result of Stage III of the European Economic and Monetary Union and/or the replacement of the Italian Lira by the Euro or any other composite currency, then "3 Month ITL LIBOR" for the relevant Interest Reset Period will be calculated by the Calculation Agent on the basis of the interest rate (the "Replacement ITL Rate") selected by the International Securities Dealer Association ("ISDA") as the replacement for "3 Month ITL LIBOR" and in the manner prescribed by ISDA. Although the Calculation Agent anticipates that any such Replacement ITL Rate would be based on offered rates for deposits in Euro for a period of three months, no assurance can be given that this would be the case.

      "3 Month GBP LIBOR" for each relevant Interest Reset Period will be determined by the Calculation Agent as follows:


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


	   (i) On the LIBOR Determination Date for any Interest Reset Period, the Calculation Agent will determine the offered rates for deposits in Pounds Sterling for a period of three months commencing on such Interest Reset Date, which appear at approximately 11:00 a.m., London time on such LIBOR Determination Date on the display designated as page "3750" on the Dow Jones Markets Service (or such other page as may replace page "3750" on such service or such other service as may be nominated by the British Bankers' Association for the purpose of displaying the London interbank offered rates of major banks), and 3 Month GBP LIBOR for such Interest Reset Period will be the relevant offered rate as determined by the Calculation Agent.

	   (ii) If 3 Month GBP LIBOR cannot be determined as above on such LIBOR Determination Date and the circumstances set forth in clause (iii) below do not apply, the Calculation Agent will request the principal London offices of each of four major banks in the London interbank market selected by the Calculation Agent to provide the Calculation Agent with its offered quotations for deposits in Pounds Sterling for a period of three months commencing on such Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such LIBOR Determination Date and in a principal amount equal to an amount of not less than U.S.$1,000,000 or the approximate equivalent thereof in Pounds Sterling that is representative of a single transaction in such market at such time. If at least two such quotations are provided, "3
      Month GBP LIBOR" for such Interest Reset Period will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, "3 Month GBP LIBOR" for such Interest Reset Period will be the arithmetic mean of rates quoted by three major banks in London selected by the Calculation Agent at approximately 11:00 a.m., London time, on such LIBOR Determination Date for loans in Pounds Sterling to leading European banks for the period of three months, commencing on such Interest Reset Date, and in a principal amount equal to an amount of not less than U.S.$1,000,000 or the approximate equivalent thereof in Pounds Sterling that is representative of a single transaction in such market at such time; provided, however, that if fewer than three banks selected as aforesaid by such Calculation Agent are quoting rates as mentioned in this sentence, "3 Month GBP LIBOR" for such Interest Reset Period will be the same as 3 Month GBP LIBOR for the immediately preceding Interest Reset Period (or, if there was no such Interest Reset Period, the Initial
      Interest Rate).

	   (iii) If, however, the Calculation Agent determines that none of the quotations referred to in clauses (i) or
      (ii) above are available on the relevant LIBOR
      Determination Date as a result of Stage III of the European Economic and Monetary Union and/or the replacement of the Pound Sterling by the Euro or any other composite currency, then "3 Month GBP LIBOR" for the relevant Interest Reset
      Period will be calculated by the Calculation Agent on the basis of the interest rate (the "Replacement GBP Rate") selected by ISDA as the replacement for "3 Month GBP LIBOR" and in the manner prescribed by ISDA. Although the Calculation Agent anticipates that any such Replacement GBP Rate would be based on offered rates for deposits in Euro for a period of three months, no assurance can be given that this would be the case.


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


      The Calculation Agent will be Salomon Brothers International Limited, which is a wholly-owned subsidiary of the Company. Neither the Calculation Agent nor the Company will have any responsibility for errors or omissions in making such calculations or determinations. The Calculation Agent shall not be an agent of the Holders of the Note, and its calculations and determinations hereunder shall (except in the case of manifest error) be final and binding on the Company and such Holders. The Company shall not bear any liability for any mistake, misstatement or misquotation of 3 Month ITL LIBOR or 3 Month GBP LIBOR by the Dow Jones Markets Service or any other publisher thereof.

INTEREST

      Initial Interest Period. For the period from the Original Issue Date to but excluding April 2, 2000 (the "Initial Interest Period"), the Note will bear interest each day at a fixed rate of interest equal to 7.00% per annum, calculated on the basis of 30 over 360 and payable on the 2nd of April and October (or if any such date is not a Business Day, the next succeeding Business
Day), with the first such Interest Payment Date being October 2, 1998 and the last such Interest Payment Date with respect to the Initial Interest Period being April 2, 2000.

     Indexed Interest. From and including April 2, 2000, the Note will bear interest at a rate determined in accordance with the formula set out below, calculated on the basis of 30 over 360 and payable on the 2nd of April and October (or if any such date is not a Business Day, the next succeeding Business Day), with the first such Interest
Payment Date being October 2, 2000 and the last such Interest
Payment Date being the date of Stated Maturity.

      IIA = FA times [0.0520 plus (Base Rate times 2)] provided, however, that in no event shall IIA be less than zero; where

      "IIA" means the Indexed Interest Amount payable on the Note on the applicable Interest Payment Date.

      "FA" means the Face Amount of the Note, as indicated on the cover of this Pricing Supplement.

      "Base Rate" means 3 Month ITL LIBOR minus 3 Month GBP
LIBOR, each determined as of the LIBOR Determination Date with respect to relevant Interest Reset Period.

      The Indexed Interest Amount payable in respect of the Note for any Interest Reset Period will vary with the amount (if any) by which 3 Month ITL LIBOR exceeds 3 Month GBP LIBOR with respect to such period. In particular, the rate of interest payable in respect of the Note for any applicable Interest Reset Period will be less than 5.20% if 3 Month GBP LIBOR exceeds 3 Month ITL LIBOR by any amount on the relevant LIBOR Determination Date, will be ZERO if 3 Month GBP LIBOR exceeds 3 Month ITL LIBOR by 260 or more basis points on such LIBOR Determination Date, and will only be greater than 5.20% if 3 Month ITL LIBOR exceeds 3 Month GBP LIBOR on such LIBOR Determination Date. Notwithstanding the above, the minimum interest rate payable in respect of the Note during any such Interest Reset Period shall


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

be 0.00%. HOLDERS OF THE NOTE SHOULD BE PREPARED NOT TO EARN ANY
INTEREST ON THEIR PRINCIPAL DURING THE PERIOD FROM APRIL 2, 2000
THROUGH STATED MATURITY.

EVENTS OF DEFAULT AND ACCELERATION

      In case of default in payment at the maturity date of the Notes (whether at Stated Maturity or upon acceleration), from and after the maturity date, the Notes shall bear interest, payable upon demand of the Trustee, at the rate of 6.20% per annum (to the extent that payment of such interest shall be legally enforceable) on the unpaid amount due and payable on such date in accordance with the terms of the Notes to the date payment of such amount is made or duly provided for.

		    DESCRIPTION OF ITALIAN LIRA

      The lira is the national currency of Italy. Italian bank notes are issued by The Bank of Italy, which is Italy's central bank and the sole bank of issue. On March 30, 1998, the noon buying rate for cable transfers in New York City payable in lira, as reported by the Federal Reserve Bank of New York, was Lit. 1820.60 = $1.00.

      The exchange rate between the lira and the U.S. dollar is, at any moment, a result of the supply of and the demand for the two currencies, and changes in such exchange rate result over time from the interaction of many factors directly or indirectly affecting economic conditions in Italy and in the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments (both on capital and current account) and the extent of governmental surpluses or deficits in Italy and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Italy, the United States and other countries prominent in international trade and finance. In recent years, rates of exchange between the U.S. dollar and the Italian lira have been highly volatile.

			     TAXATION

      The following disclosure supplements, and to the extent inconsistent therewith, replaces, the disclosure in the Prospectus Supplement under "Certain United States Federal Income
Tax Considerations":

      The Notes will be treated by the Company as debt instruments that provide for contingent payments for U.S. Federal income tax purposes. Under U.S. Treasury regulations relating to such debt instruments, gain realized on a sale or other disposition of the Notes, and the excess of the redemption price of the Notes over their issue price, will be classified as interest income (rather than as gain) for U.S. tax purposes. Such interest income will be exempt from withholding of U.S. Federal income tax to the extent described in the Prospectus Supplement under "Certain United States Federal Income Tax Considerations".


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